

Mail Stop 3010

May 28, 2010

Victor J. Coleman
Chief Executive Officer
Hudson Pacific Properties, Inc.
11601 Wilshire Blvd., Suite 1600
Los Angeles, California 90025

> **Re:** **Hudson Pacific Properties, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed May 12, 2010**
> **File No. 333-164916**

Dear Mr. Coleman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

Summary Risk Factors, page 5

1.   Please include a statement in regards to the following:

   ▪   that in certain instances the amount of consideration that you will pay to acquire properties in the formation transactions was not negotiated at arm's length;

- that you may be required to borrow funds to make distribution payments; and

- that investors will experience substantial dilution after the completion of the offering and the formation transactions.

Our Properties, page 7

2.   We have considered your response to comment 4 in our letter dated May 3, 2010 relating to the disclosure of the total amount of cash rents expected from the initial portfolio taking into account the abatements and rent expirations in a tabular presentation. We continue to believe that the requested disclosure is important to investors. Furthermore, we note that the requested disclosure would better track the disclosure required by Item 15(e) of Form S-11. We reiterate our request that the disclosure be provided. Please note that this comment also applies to the table presented on page 94 under the subheading, "Our Initial Portfolio."

Distribution Policy, page 50

3.   We have read and considered your response to comment 9 in our letter dated May 3, 2010.   We note that you continue to believe it is not appropriate to include tenant improvement costs and lease commissions and/or capital expenditures related to the Technicolor Building. Please note that any material expected uses of cash flows from investing and financing activities, as well as operating, are required to be estimated for the period ended and included in your disclosure to determine estimated cash available for distribution. Please amend accordingly.

4.   We have read your response to comment 10 in our letter dated May 3, 2010 and note that you do not anticipate having any scheduled loan repayments or outflows during the 12 month period ending March 31, 2011. Refer to the tabular presentation on page 76. An expectation of extension would not provide a sufficient basis for the exclusion of significant financing activities. Please explain why you did not include in the determination of estimated cash available for distribution the principal payments on your mortgage loans that are schedule to be due within the 12 month period ending March 31, 2011. You may consider providing a gross presentation showing the estimated outflow of the scheduled loan repayments offset by an inflow to the extent it is a factually supportable source.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 59

Comparison of the three months ended March 31, 2010 to the three months ended March 31, 2009, page 67

5.   Please expand your disclosure to fully explain the changes from period to period. For example, please clarify why there was an increase in rental revenues from your Sunset Bronson and City Plaza properties and a decrease in rental revenues from your Sunset Gower property. Furthermore, please explain why there were lower operating expenses at your City Plaza property.

Secured Revolving Credit Facility, page 75

6.   We note your disclosure that under your secured revolving credit facility, your ability to make distributions in certain circumstances will be prohibited. Please revise your risk factor on page 43 titled "We may be unable to make distributions at expected levels," to clarify this fact or advise.

Our Initial Portfolio, page 94

Description of Our Office Properties, page 98

Technicolor Building, Hollywood, California, page 106

7.   We have read and considered your response to comment 13 in our letter dated May 3, 2010. Please tell us the level of significance of this property.

Description of Our Media and Entertainment Properties, page 112

Sunset Brown Lot A, page 117

8.   Outline briefly any proposed development including the estimated cost and method of financing to be used. If there are no present plans for development, please disclose this in the prospectus. Also revise your summary as necessary. See Item 14(d) of Form S-11.

Management, page 122

Arden Realty, Inc., page 126

9.   With respect to your presentation of Arden Realty's total return to stockholders, please confirm to us that Messrs. Coleman and Stern remained management members of Arden Realty until May 2006, when its sale to GE Real Estate was consummated.

Policies with Respect to Certain Activities, page 148

10.   Please tell us how you have complied with Item 25 of Form S-11.

Securities of Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers, page 149

11.   Please indicate the types of securities or interest in persons that the registrant may invest. See Instruction 1 to Item 13(c) and Instruction 1 to Item 13(d) of Form S-11. For those issuers that are not engaged in real estate activities, please indicate the industry groups in which the registrant may invest and the percentage of its assets which it may invest in each industry group. See Instruction 1 to Item 13(d) of Form S-11. For those persons primarily engaged in real estate activities that the registrant may invest, please indicate such persons' primary activities and investment policies. See Instruction 2 to Item 13(c) of Form S-11. In addition, please state the criteria to be followed in the purchase of such securities and interests. See Instruction 3 to Item 13(c) and Instruction 2 to Item 13(d) of Form S-11.

Structure and Formation of Our Company, page 153

12.   Please include disclosure as to how the properties or interests to be acquired were valued. Also discuss how the valuations relate to the consideration to be paid by the registrant for the properties or interests.

Pro Forma Consolidated Financial Statements, page F-1

Note 1 - Adjustments to the Pro Forma Combined Balance Sheet, page F-7

13.   We have read and considered your response to comments 19 - 20 in our letter dated May 3, 2010 as well as the correspondence letters dated May 6, 2010 and May 20, 2010. We do not object to the conclusions reached and the proposed accounting treatment identified in Alternative B within the letter dated May 20, 2010. Please modify your disclosures accordingly to reflect your revised accounting treatment.

14.   We have read and considered your response to comment 21 in our letter dated
        May 3, 2010. As previously requested, please <u>disclose</u> in footnote of Adjustment
        (D) on page F-8 the per share value assigned to the preferred operating
        partnership units being issued to the non-predecessor entities and how such value
        was determined.

15.   We have read and considered your response to comment 22 in our letter dated
        May 3, 2010. Refer to Adjustment (D) and (H) on pages F-8 and F-10,
        respectively. We note that the Funds affiliated with Farallon Capital
        Management, LLC and Hudson Capital LLC negotiated at arms' length to
        determine that the management agreements acquired from Hudson Capital LLC.
        Please advise us how the value of these agreements, both initially and for
        purposes of subsequent impairment testing, were determined in accordance with
        FASB ASC 805-20-30-6 and FASB ASC 820-10.

Part II – Information Not Required in Prospectus, page II-1

Item 33. Recent Sale of Unregistered Securities, page II-1

16.   We note your disclosure that for the offer and sale of securities in connection with
        the formation transactions and the separate private placement, you are relying
        upon the exemption provided by Regulation D of the Securities Act. Please
        disclose the specific rule under Regulation D upon which you are relying. See
        Item 701(d) of Regulation S-K.

Exhibit 8.1 – Draft Tax Opinion

17.   We note your response to comment 51 in our letter dated March 19, 2010. Please
        refer to the second to last paragraph of the draft tax opinion, specifically the
        statement that: "This opinion is rendered only to you and is solely for your benefit
        in connection with the transaction described above. This opinion may not be
        relied upon you for any other purpose . . . ." Please note that it is inappropriate to
        place limitations on who may rely on the opinion and have counsel revise
        accordingly.

                                        * * * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472, or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413, if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Erin Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Julian T.H. Kleindorfer, Esq.
    Bradley A. Helms, Esq.
    Latham & Watkins, LLP
    Via facsimile